UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
USA Technologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

90328S500
(CUSIP Number)

Michael D. Pinnisi
Hudson Executive Capital LP
570 Lexington Avenue, 35th Floor
New York, NY 10022
(212) 521-8495
with a copy to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328S500	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,140,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,140,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,140,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(1)
14	TYPE OF REPORTING PERSON PN, IA
_______________________________
(1) Calculated based on 60,000,916 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”), as reported in the Company’s prospectus filed pursuant to Rule 424(b)(4) on May 23, 2018. Such shares of common stock consist of 53,670,467 shares issued and outstanding as of May 1, 2018, an offering of 5,432,583 shares by the Company, and the exercise of the underwriter’s option to purchase an additional 897,866 shares.

CUSIP No. 90328S500	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,140,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,140,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,140,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(2)
14	TYPE OF REPORTING PERSON PN, IA
_______________________________
(2) Calculated based on 60,000,916 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”), as reported in the Company’s prospectus filed pursuant to Rule 424(b)(4) on May 23, 2018. Such shares of common stock consist of 53,670,467 shares issued and outstanding as of May 1, 2018, an offering of 5,432,583 shares by the Company, and the exercise of the underwriter’s option to purchase an additional 897,866 shares.

CUSIP No. 90328S500	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,140,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,140,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,140,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (3)
14	TYPE OF REPORTING PERSON IN

_______________________________
(3) Calculated based on 60,000,916 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”), as reported in the Company’s prospectus filed pursuant to Rule 424(b)(4) on May 23, 2018. Such shares of common stock consist of 53,670,467 shares issued and outstanding as of May 1, 2018, an offering of 5,432,583 shares by the Company, and the exercise of the underwriter’s option to purchase an additional 897,866 shares.

CUSIP No. 90328S500	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 1. SECURITY AND ISSUER
This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Schedule 13D filed on May 20, 2019 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 2, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, no par value (the “Shares”), of USA Technologies, Inc., a company organized under the laws of the State of Pennsylvania (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

The Reporting Persons beneficially own an aggregate of 10,140,172 Shares (the “Subject Shares”). The Subject Shares represent approximately 16.9% of the issued and outstanding Shares based on 60,000,916 outstanding Shares, as reported in the Company’s prospectus filed pursuant to Rule 424(b)(4) on May 23, 2018. Such Shares consist of 53,670,467 Shares issued and outstanding as of May 1, 2018, an offering of 5,432,583 Shares by the Company, and the exercise of the underwriter’s option to purchase an additional 897,866 Shares.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the Subject Shares is $55,229,461.97 (inclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares was derived from the respective capital of the HEC Funds.

CUSIP No. 90328S500	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) All transactions in the Shares effected during the past 60 days on behalf of an HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 4 attached hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:
Exhibit 4 Schedule of transactions effected during the last 60 days

CUSIP No. 90328S500	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2019

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein

EXHIBIT 4
Schedule of Transactions in Shares
The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 pm, New York City time, on September 27, 2019.

USA Technologies, Inc.

Trade Date	Transaction	Security	Quantity Bought (Sold)	Unit Cost(1)
8/1/2019	Buy	Common Stock	1,000,252	$6.93(2)
8/5/2019	Sell Short	European Put Options	(5,300)	$1.40
9/19/2019	Buy to Cover	Call Option	12,500	$0.50
9/23/2019	Buy	Common Stock	143,200	$4.46(3)
9/24/2019	Buy	Common Stock	20,000	$4.40
9/25/2019	Buy	Common Stock	1,176,000	$4.43(4)
9/26/2019	Buy	Common Stock	605,000	$4.87(5)

(1) Excludes brokerage commissions and other costs of execution.
(2) The price reported is a weighted average price. These Shares were bought in transactions at prices ranging from $6.60 to $6.93, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares bought at each separate price within the range set forth in this footnote 2.
(3) The price reported is a weighted average price. These Shares were bought in transactions at prices ranging from $4.37 to $4.50, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares bought at each separate price within the range set forth in this footnote 3.
(4) The price reported is a weighted average price. These Shares were bought in transactions at prices ranging from $4.14 to $5.10, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares bought at each separate price within the range set forth in this footnote 4.
(5) The price reported is a weighted average price. These Shares were bought in transactions at prices ranging from $4.50 to $5.15, inclusive. Hudson Executive and the other Reporting Persons undertake to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares bought at each separate price within the range set forth in this footnote 5.